UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 14, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         Progress on share repurchase programme KPN, dated 14 August 2006.

Press release

Progress on share repurchase programme	Date
KPN	14 August 2006

Number
060pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of August 7 through August 11, 2006 4,479,124 of KPN shares were repurchased at an average price of EUR 9.39. Therewith approximately 63.04% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 15, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel